Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 17

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at February 28, 2022 and November 30, 2021

(Unaudited)

	Note	February 28, 2022	November 30, 2021

Assets
Current assets
Cash		$14,342	$20,399
Bonds and money market funds		19,941	19,955
Trade and other receivables		13,630	10,487
Tax credits and grants receivable		318	441
Inventories		26,134	29,141
Prepaid expenses and deposits		8,497	10,745
Derivative financial assets		628	740

Total current assets		83,490	91,908

Non-current assets
Property and equipment		729	743
Right-of-use assets		1,989	2,111
Intangible assets		20,593	21,388
Deferred financing costs		649	621
Other asset		1,220	2,441

Total non-current assets		25,180	27,304

Total assets		$108,670	$119,212

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$35,924	$40,376
Provisions	5	5,241	4,123
Current portion of lease liabilities	7	476	463
Income taxes payable		87	60
Deferred revenue		54	54

Total current liabilities		41,782	45,076

Non-current liabilities
Convertible unsecured senior notes	6	54,701	54,227
Lease liabilities	7	1,929	2,055
Other liabilities		98	94

Total non-current liabilities		56,728	56,376

Total liabilities		98,510	101,452

Equity
Share capital and warrants	8	335,752	335,752
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		14,281	12,843
Deficit		(344,280)	(335,248)
Accumulated other comprehensive loss		(50)	(44)

Total equity		10,160	17,760

Subsequent event	14

Total liabilities and equity		$108,670	$119,212

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

	Note	2022	2021

Revenue	3	$18,557	$15,430

Operating expenses
Cost of sales
Cost of goods sold		4,878	4,190
Amortization of other asset		1,221	1,221
Research and development expenses (net of tax credit of $87 (2021 – $25))		8,003	4,883
Selling expenses		7,807	6,158
General and administrative expenses		4,368	3,562

Total operating expenses		26,277	20,014

Loss from operating activities		(7,720)	(4,584)

Finance income	4	59	51
Finance costs	4	(1,344)	(1,383)

		(1,285)	(1,332)

Loss before taxes		(9,005)	(5,916)
Income taxes		(27)	(6)

Net loss for the period		(9,032)	(5,922)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax		(103)	(2)
Exchange differences on translation of foreign operation		97	(102)

		(6)	(104)

Total comprehensive loss for the period		$(9,038)	$(6,026)

Basic and diluted loss per share	8(d)	(0.09)	(0.07)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except for share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

					For the three-month period ended February 28, 2022

	Note		Share capital and warrants		Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
			Number of shares	Amount

Balance as at November 30, 2021			95,121,639	$335,752	$4,457	$12,843	$ (335,248)	$(44)	$17,760

Total comprehensive loss for the period
Net loss for the period			-	-	-	-	(9,032)	-	(9,032)
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(103)	(103)
Exchange differences on translation of foreign operation			-	-	-	-	-	97	97

Total comprehensive loss for the period			-	-	-	-	(9,032)	(6)	(9,038)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	8	(b)	-	-	-	1,438	-	-	1,438

Total contributions by owners			-	-	-	1,438	-	-	1,438

Balance as at February 28, 2022			95,121,639	$335,752	$4,457	$14,281	$(344,280)	$(50)	$10,160

					For the three-month period ended February 28, 2021

	Note		Share capital and warrants		Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
			Number of shares	Amount

Balance as at November 30, 2020			77,013,411	$287,312	$4,457	$12,065	$(300,129)	$(481)	$3,224

Total comprehensive loss for the period
Net loss for the period			-	-	-	-	(5,922)	-	(5,922)
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(2)	(2)
Exchange differences on translation of foreign operation			-	-	-	-	-	(102)	(102)

Total comprehensive loss for the period			-	-	-	-	(5,922)	(104)	(6,026)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants			16,727,900	46,002	-	-	-	-	46,002
Share issue costs			-	-	-	-	(3,385)	-	(3,385)
Share-based compensation plan:
Share-based compensation for stock option plan			-	-	-	557	-	-	557
Exercise of stock options:
Monetary consideration			100,000	30	-	-	-	-	30
Attributed value			-	25	-	(25)	-	-	-

Total contributions by owners			16,827,900	46,057	-	532	(3,385)	-	43,204

Balance as at February 28, 2021			93,841,311	$333,369	$4,457	$12,597	$(309,436)	$(585)	$40,402

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

	Note	2022	2021

Cash flows from (used in)

Operating
Net loss for the period		$(9,032)	$(5,922)
Adjustments for
Depreciation of property and equipment		58	56
Amortization of intangible and other assets		2,016	2,016
Amortization of right-of-use assets		110	113
Share-based compensation for stock option plan and stock appreciation rights		1,442	578
Change in fair value of derivative financial assets		118	(190)
Change in fair value of liability related to deferred stock unit plan		(115)	188
Interest on convertible unsecured senior notes	4	802	802
Interest income		(46)	(25)
Foreign exchange		(44)	(93)
Accretion expense	4	517	581
		(4,174)	(1,896)
Change in operating assets and liabilities
Trade and other receivables		(3,162)	1,649
Tax credits and grants receivable		122	325
Inventories		2,948	(2,148)
Prepaid expenses and deposits		2,245	(650)
Accounts payable and accrued liabilities		(3,258)	(3,984)
Income taxes payable		27	6
Provisions		1,147	1,470

		69	(3,332)

		(4,105)	(5,228)

Financing
Proceeds from issue of common shares and warrants		-	46,002
Share issue costs		-	(3,053)
Proceeds from exercise of stock options		-	30
Payments of lease liabilities		(156)	(158)
Deferred financing costs		(170)	-
Interest paid on convertible unsecured senior notes		(1,653)	(1,653)

		(1,979)	41,168

Investing
Acquisition of bonds and money market funds		(2)	(2)
Proceeds from sale of bonds and money market funds		-	437
Interest received		68	32
Acquisition of property and equipment		(44)	(27)

		22	440

Net change in cash during the period		(6,062)	36,380

Cash, beginning of period		20,399	12,737

Effect of foreign exchange on cash		5	(1)

Cash, end of period		$14,342	$49,116

See Note 9 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8.

1.	Basis of preparation

(a)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2021 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on April 12, 2022.

(b)	Basis of measurement

The Company’s interim financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 12.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

1.	Basis of preparation (continued)

(c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2021.

(d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2021 have been applied consistently in the preparation of these interim financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	2022	2021

EGRIFTA® net sales	$11,704	$8,688
Trogarzo® net sales	6,853	6,742

	$18,557	$15,430

Net sales by geography were as follows:

	2022	2021

Canada	$145	$139
United States	18,099	14,576
Europe	313	715

	$18,557	$15,430

4.	Finance income and finance costs

	Note	2022	2021

Net foreign currency gain		$13	$26
Interest income		46	25
Finance income		59	51

Accretion expense	6 and 7	(517)	(581)
Interest on convertible unsecured senior notes		(802)	(802)
Bank charges		(22)	-
Gain (loss) on financial instruments carried at fair value		(3)	-

Finance costs		(1,344)	(1,383)

Net finance costs recognized in net profit or loss		$(1,285)	$(1,332)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

5.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at November 30, 2020	$1,678	$260	$9	$ 1,947

Provisions made	10,655	1,074	-	11,729
Provisions used	(8,570)	(924)	(9)	(9,503)
Effect of change in exchange rate	(50)	-	-	(50)

Balance as at November 30, 2021	$3,713	$410	$-	$ 4,123

Provisions made	3,843	196	-	4,039
Provisions used	(2,762)	(130)	-	(2,892)
Effect of change in exchange rate	(29)	-	-	(29)

Balance as at February 28, 2022	$4,765	$476	$-	$ 5,241

6.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2020	$ 52,403

Accretion expense	1,824

Convertible unsecured senior notes as at November 30, 2021	$ 54,227

Accretion expense	474

Convertible unsecured senior notes as at February 28, 2022	$ 54,701

The convertible unsecured senior notes mature on June 30, 2023 (note 11).

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

7.	Lease liabilities

Carrying value

Balance as at November 30, 2021	$ 2,980

Accretion expense	200
Lease payments	(635)
Effect of change in exchange rates	(27)

Balance as at November 30, 2021	2,518

Accretion expense	43
Lease payments	(156)

Balance as at February 28, 2022	2,405
Current portion	(476)

Non-current portion	$ 1,929

8.	Share capital and warrants

(a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). During the first quarter ended February 28, 2022, no Warrants were exercised and there were 8,130,550 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$3.18 at any time until January 19, 2024.

(b)	Stock option plan

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 7,700,000 options can be granted under the Plan. Generally, the options vest at the grant date

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

8.	Share capital and warrants (continued)

(b)	Stock option plan (continued)

or over a period of up to three years. As at February 28, 2022, 1,882,015 options could still be granted by the Company (2021 – 3,679,302) under the Plan.

All options are to be settled by the physical delivery of common shares.

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average
			exercise price per option

	Number of options	CAD	USD

Options outstanding in CA$

Options as at November 30, 2020 – CA$	3,203,693	3.59	2.76
Granted – CA$	1,019,331	3.93	3.09
Forfeited – CA$	(10,000)	3.22	2.52
Exercised (share price: CA$3.29 (US$2.59))	(100,000)	0.38	0.30

Options outstanding as at February 28, 2021 – CA$	4,113,024	$3.75	$ 2.95

Options as at November 30, 2021 – CA$	3,190,284	3.83	3.00
Granted – CA$	2,114,389	4.21	3.29
Forfeited – CA$	-	-	-
Exercised	-	-	-

Options outstanding as at February 28, 2022 – CA$	5,304,673	3.99	3.14

Options exercisable as at February 28, 2022 – CA$	2,312,323	3.95	3.12

Options exercisable as at February 28, 2021 – CA$	2,410,129	$3.66	$ 2.88

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

8.	Share capital and warrants (continued)

(b)	Stock option plan (continued)

Options exercisable in US$

Options as at November 30, 2020 – US$	12,500	2.35
Granted – US$	81,093	3.10

Options outstanding as at February 28, 2021 – US$	93,593	3.00

Options as at November 30, 2021 – US$	80,733	3.09
Granted – US$	255,000	2.33

Options outstanding as at February 28, 2022 – US$	335,733	2.51

Options exercisable as at February 28, 2022 – US$	26,909	3.09

Options exercisable as at February 28, 2021 – US$	-	-

During the three-month period ended February 28, 2022, $1,438 (2021 – $557) was recorded as share-based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2022	2021

Options granted in CA$

Risk-free interest rate	1.57%	1.36%
Expected volatility	66%	71%
Average option life in years	9 years	8.5 years
Grant-date share price	$3.32 (CA$4.21)	$3.10 (CA$3.93)
Option exercise price	$3.32 (CA$4.21)	$3.10 (CA$3.93)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

8.	Share capital and warrants (continued)

(b)	Stock option plan (continued)

	2022	2021

Options granted in US$

Risk-free interest rate	1.44%	1.40%
Expected volatility	67%	73%
Average option life in years	9 years	8.5 years
Grant-date share price	$3.30	$3.10
Option exercise price	$3.30	$3.10

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

For the three-month periods ended

	Number of options	Weighted average grant date fair value

Options granted in CA$

February 28, 2022	2,144,389	$ 2.20 (CA$2.79)
February 28, 2021	1,019,331	$ 2.14 (CA$2.72)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

8.	Share capital and warrants (continued)

(b)	Stock option plan (continued)

For the three-month periods ended

	Number of options	Weighted average grant date fair value

Options granted in US$

February 28, 2022	255,000	$ $2.21
February 28, 2021	81,093	$ $2.19

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(c)	Stock appreciation rights (“SARs”)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period of three years.

During the three-month period ended February 28, 2022, $4 (2021 – $21) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions. No SARs were granted during the three-month period ended February 28, 2022.

Granted in 2019	Measurement date as at February 28, 2022	Measurement date as at February 28, 2021

Risk-free interest rate	1.81%	1.36%
Expected volatility	58.7%	63%
Average option life in years	4.9 years	6 years
Period-end share price	$2.80 (CA$3.54)	$3.22 (CA$4.09)
SAR exercise price	$6.35 (CA$8.05)	$6.33 (CA$8.05)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

8.     Share capital (continued)

(c)  Stock appreciation rights (“SARs”) (continued)

Granted in 2021	Measurement date as at February 28, 2022	Measurement date as at February 28, 2021

Risk-free interest rate	1.81%	-
Expected volatility	61%	-
Average option life in years	7.9 years	-
Period – end share price	$2.80 (CA$3.54)	-
SAR exercise price	$3.40 (CA$4.32)	-

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(d)  Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $9,032 (2021 – $5,922) and a weighted average number of common shares outstanding of 95,121,639 (2021 – 84,692,788), calculated as follows:

	February 28, 2022	February 28, 2021

Issued common shares as at December 1	95,121,639	77,013,411
Effect of share options exercised	-	58,889
Effect of public issue of common shares	-	7,620,488

Weighted average number of common shares, basic and diluted	95,121,639	84,692,788

For the three-month period ended February 28, 2022, 5,640,406 (2021 – 4,206,617) share options, 8,130,550 Warrants and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

9.     Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	February 28, 2022	February 28, 2021

Additions to property and equipment included in accounts payable and accrued liabilities	$-	$1
Additions to intangible assets included in accounts payable and accrued liabilities	-	39
Share issue costs included in accounts payable and accrued liabilities	-	332
Deferred financing costs included in accounts payable and accrued liabilities	33	-

10.   Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2021, considering the update below.

11.   Capital management and liquidity risk

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities and meets its financial obligations as they become due. The Company depends primarily on revenue generated from sales of EGRIFTA SV® as well as sales of Trogarzo® in the United States and Europe, and, from time to time, on offerings of securities in North America to finance its activities. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company has also announced that it will evaluate its options in funding late stage development programs, which may include seeking a potential partner or additional financing. The Company is also evaluating its options with respect to the convertible senior notes which become due in June 2023. Obtaining refinancing at comparable or more favorable terms is dependent on a number of factors outside the Company’s control, including economic, financial, competitive, legislative and regulatory factors, as well as other events. In 2021, the Company entered into an ATM program under which it may sell, from time to time, up to $50 million of its common shares.

The capital management objectives remain the same as for the previous year.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

11.   Capital management and liquidity risk (continued)

As at February 28, 2022, cash, bonds and money market funds amounted to $34,283. The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs for at least the next 12 months from the consolidated statement of financial position date.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company defines capital to include total equity and convertible unsecured senior notes.

The Company is not subject to any externally imposed capital requirements.

12.   Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2: Defined	as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at February 28, 2022, was approximately $50,313 (Level 1) based on market quotes.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2022 and 2021

(Unaudited)

12.   Determination of fair values (continued)

Share-based payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted a period equal to the expected life), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock units liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

13.   Operating segments

The Company has a single operating segment. Over 97% of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2022	2021

RxCrossroads	$18,099	$14,517
Others	458	913

	$18,557	$15,430

All of the Company’s non-current assets are located in Canada and Ireland. Of the Company’s non-current assets of $25,180, $24,143 as at February 28, 2022 are located in Canada and $1,037 are located in Ireland.

14.   Subsequent event

As a result of uncertainty created by the global shortage of bacteriostatic water for injection, and the related impact on the availability of the F8 formulation of tesamorelin, we have decided, in March 2022, to pause any activities related to the initiation of the Phase 3 trial in NASH, and as such, the Company may need to write-down research supplies included in prepaid expenses and deposits.